UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the month of September 2025

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 September 2025 entitled ‘Total Voting Rights and Issued Capital’.
99.2Stock Exchange announcement dated 3 September 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.3Stock Exchange announcement dated 12 September 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.4Stock Exchange announcement dated 12 September 2025 entitled ‘Appendix 3Y – Change of Director’s Interest Notice’.
99.5Stock Exchange announcement dated 16 September 2025 entitled ‘Appendix 3A.1 – Notification of dividend / distribution’.
99.6Stock Exchange announcement dated 16 September 2025 entitled ‘Notice of dividend currency exchange rates 2025 interim dividend’.
99.7Stock Exchange announcement dated 29 September 2025 entitled ‘Appendix 3A.1 – Notification of dividend / distribution’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	1 October 2025	Date	1 October 2025